SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                           SCHEDULE 13D
           (Under the Securities Exchange Act of 1934)

                  Intelliquis International, Inc.
                         (Name of Issuer)

                       Common Voting Stock
                  (Title of Class of Securities)

                            45816N 10 8
                          (CUSIP Number)

Leonard W. Burningham, Suite 205, 455 East 500 South, Salt Lake City, UT 84111, (801-363-74ll)
(Name, Address and Telephone Number of Person Authorized to Receive Notices)

                        January 8, 1999
     (Date of Event which Requires Filing of this Statement)

     1.  Lim Say Thean
         Bernard Yaw
         Mark Tippets
         Blair Barrett

     2.   (a)__.

          (b) X.

     3.
_____________________________________________________________________
                          (SEC use only)

     4.   PF.

     5.   None; not applicable.

     6.   Malaysia. Lim

     Number of Shares         7.   Sole Voting Power: 3,477,936.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 3,477,936.
                             10.   Shared Dispositive Power: None.

     6.   California. Yaw

     Number of Shares         7.   Sole Voting Power: 1,733,952.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 1,733,952.
                             10.   Shared Dispositive Power: None.

     6.   Utah. Tippets

     Number of Shares         7.   Sole Voting Power: 1,778,832.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 1,778,832.
                             10.   Shared Dispositive Power: None.

     6.   Utah. Barrett

     Number of Shares         7.   Sole Voting Power: 1,778,832.
     Beneficially Owned       8.   Shared Voting Power: None.
     by Each Reporting Person 9.   Sole Dispositive Power: 1,778,832.
                             10.   Shared Dispositive Power: None.

     11.  Lim Say Thean  3,477,936.
         Bernard Yaw   1,733,952.
         Mark Tippets  1,778,832.
         Blair Barrett 1,778,832.

     12. __X__(No shares are excluded in the numerical or percentage computations herein).

     13.  Lim Say Thean, 32.3%.
         Bernard Yaw, 16.1%.
         Mark Tippets, 16.5%.
         Blair Barrett, 16.5%.

     14.  IN.

     Item 1. Intelliquis International, Inc. formerly Leesburg Land & Mining, Inc., a Nevada corporation (SEC File No. 000-12139 [the "Company"]); 352 West 12300 South, Suite 300, Draper, Utah 84020; $0.001 par value common voting stock.

     Item 2.(a)Lim Say Thean.
          (b)  1 Lebuhraya Scott, Penang 10350 Malaysia.
          (c)  Investments.
          (d)  None.

     Item 2.(a)Bernard Yaw.
          (b)  100 Orr Road, Alameda, California 94502.
          (c)  President of Company.
          (d)  None.

     Item 2.(a)Mark Tippets
          (b)  876 South 725 West, Orem, Utah 84058
          (c)  Vice President of Sales and Marketing
          (d)  None.

     Item 2.(a)Blair Barrett
          (b)  2871 East Morningside Drive, Salt Lake City, Utah 84l24.
          (c)  Vice President of Operations.
          (d)  None.

     Item 3.   Personal funds.

     Item 4. The purpose of the transaction was a "reverse acquisition" whereby these persons became the controlling stockholders of the Registrant, following its acquisition of all the property, assets and business of Intelliquis, LLC, as reported in an 8-K Current Report dated January 8, 1999, which has been previously filed with the Securities and Exchange Commission and is incorporated herein.

     Item 5.(a)See Number 6, above.
          (b)  See Number 6, above.
          (c)  None.
          (d)  None; not applicable.
          (e)  Not applicable.

     Item 6.   Not applicable.

     Item 7.   Not applicable.

     After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 2/24/99                        By/s/Lim Say Thean
       --------                       -------------
                                      Lim Say Thean


Dated: 2/24/99                        By/s/Bernard Yaw
       --------                       -------------
                                      Bernard Yaw



Dated: 2/24/99                        By/s/Mark Tippets
       --------                       -------------
                                      Mark Tippets


Dated: 2/24/99                        By/s/Blair Bennett
       --------                       -------------
                                      Blair Barrett